ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.910 / L.239 /2004

Finance Department
Tel. 0-2537-4509

[redacted]

04036065

RECEIVED
2004 AUG -9 A 11:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 4 , 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Report of the Result of Warrant Offering to Purchase PTT Exploration and Production Public Company Limited's Common Shares

SUPPL

Dear Sir,

PTT Exploration and Production Public Company Limited would like to report the result of warrant offering to purchase PTT Exploration and Production Public Company Limited's common shares to its management and employees, which were allocated on August 1, 2004. The details are as follows:

Type of securities :	Warrants to purchase PTT Exploration and Production Public Company Limited's common shares
Type of warrant :	Specified holder name and non-transferable
Period :	5 years commencing from the issuing date
Issuing date :	August 1, 2004
Offering amount of warrant :	2,800,000 units
Amount of shares reserved for warrants :	2,800,000 shares
Offering :	Management and Employees of the Company
Offering Price :	0 Baht
Total Offering Value :	0 Baht
Exercise ratio :	1 unit of warrant per 1 common share
Exercise price :	183 Baht
Exercise date :	

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

The Company's management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

-2- / The first...

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009

Result of the warrant offering :

	Right to Buy Warrants				Allotment Result			
	Directors	Management and Employees	Intermediary	Total	Directors	Management and Employees	Intermediary	Total
Number of Warrant Holders	-	751	-	751	-	751	-	751
Number of Warrants	-	2,800,000 units	-	2,800,000 units	-	2,800,000 units	-	2,800,000 units
% of Total Warrants Issued	-	100	-	100	-	100	-	100

Remark: None of the management and employees received warrants exceeding 5% of the total warrants issued.

Yours sincerely,

Maroot Mrigadat
President